UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Reports Fiscal Second Quarter 2020 Financial Results

ROSARIO, Argentina--(BUSINESS WIRE)--February 11, 2020--Bioceres Crop Solutions Corp. (“Bioceres”) (NYSE American: BIOX), a fully integrated provider of crop productivity solutions, announced today its unaudited consolidated financial results for fiscal second quarter 2020 and the six-month period ended December 31, 2019. Financial Results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards.

2Q20 Financial and Business Highlights

  Comparable Revenues up 6% YoY, with volume growth across key product lines despite macroeconomic and weather headwinds in Argentina. Continued expansion of adjuvants, seed treatment packs and inoculants into Brazil and Uruguay, alongside a successful salesforce restructuring in Paraguay, supported sales performance for the quarter. Micro-beaded fertilizers’ ramp-up continued to deliver sales growth as well.
  Adjusted EBITDA up 4% YoY, achieving $21.1 million for the quarter with a margin expansion of 103 basis points to 33.5%.
  395 hectares (976 acres) of EcoWheat were harvested during the quarter. Yield benefits across different environments ranged from 8.0% (in highest-yielding fields) to 22.1%, compared to commercial controls. Weather conditions were particularly conducive to highlighting HB4® technology’s full potential. Seed inventory in place for planting of projected 12,000 hectares (29,760 acres) in 4Q20.
  2,905 hectares (7,178 acres) of EcoSoy were planted in Argentina to ramp-up seed inventories. Seed produced expected to enable planting of up to approximately 90,000 hectares during next summer’s crop season in the southern hemisphere, moving the Company closer to broad commercialization.
  Execution of strategic agreements with Okaratech Ltd enabled beta-launch of digital platform to track and support activities in EcoFields.
  Subsequent to quarter end, Bioceres entered into a commercialization agreement for Rizobacter-branded biologicals with Brett Young, a distributor with a solid footprint in Western Canada and the US Northern Plains. This is expected to accelerate the Company’s penetration in the northern hemisphere.

Commenting on the Company’s results, Mr. Federico Trucco, Chief Executive Officer of Bioceres, said, “From a big picture perspective, the most important milestone for the quarter was the validation of EcoWheat performance at hundreds of hectares for the first time. HB4 benefits were consistent with those estimated in our product development trials, testifying to the robustness of our R&D process. Off-season multiplication of EcoSoy inventories allowed us to approximate the 3,000 hectares planted during the quarter, keeping us on track with inventory ramp-up projections for both crops. Also, an important achievement for the period was the beta-launch of our digital platform, providing a very valuable field to cloud data interface.

From an operating viewpoint, we were able to partially recover sales in Argentina from the prior quarter while actively managing costs, though this was not sufficient to accomplish the full growth we expected for the period. In sum, we continue to execute on our strategic priorities of leading with innovation, operating with excellence and driving increased productivity. Our goal is to build on the foundation for growth we have in place to take all our businesses to the next level.”

Mr. Enrique Lopez Lecube, CFO of Bioceres, said “It was an important accomplishment to confirm an overall growth trend in revenues as well as EBITDA during the quarter considering the adverse scenario under which the planting season unfolded in Argentina, where macroeconomic and drought conditions generated uncertainty amongst farmers. The commercial teams did a good job at dealing with headwinds and partially recovering packs sales that had not happened in Q1. Our business proved to be resilient with multiple sources for growth and profitability. Brazil, Paraguay and Uruguay continued to be an offsetting factor to Argentina, while the micro-beaded fertilizers and adjuvants also performed well.”

“In terms of financing we will continue to identify opportunities that extend the maturity of our debt and maximize cash generation, as well as securing future capital requirements from our core initiative around HB4” Mr. Lopez Lecube concluded.

REVIEW OF OPERATING PERFORMANCE

Installed capacity utilization of the micro-beaded fertilizer plant for the twelve-month period ended December 31, 2019 reached 27.2%. This was a 22.5% YoY increase bringing total production to 13.600 tons for the trailing twelve-month period, driven by sales in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

Adjuvants aggregated volume in fiscal 2Q20 increased 10% compared to the same period in fiscal 2019. This was led by Brazil which delivered 37% growth YoY as the Company continues to execute its growth strategy in that country. Other international subsidiaries, ex-Argentina, increased 18% YoY. Argentina volume was up 6% maintaining the leading position in the high-end adjuvants market. For the six-month period ended December 31, 2019 adjuvants aggregated volume increased 3% compared to the same period in 2018, which factors in a shift from high volume, lower margin products into higher margin adjuvants in Argentina.

Inoculants and seed treatment doses aggregated volume in fiscal 2Q20 increased 5% YoY, reflecting partial recovery of purchases delayed for summer crops’ seed treatment packs in Argentina and higher packs sales in other countries. For the six-month period ended December 31, 2019, inoculant doses decreased 3% compared to the same period in 2018 partially reflecting delayed purchases in the prior quarter.

REVIEW OF FISCAL SECOND QUARTER 2020 RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. For further information please review Application of IAS 29 section.

Revenues

Table 1: Fiscal 2Q Revenues by Segment

(Figures in US dollars)	As Reported			IAS 29		Comparable
	2Q 2019	2Q 2020	% Chg.	2Q 2019	2Q 2020	2Q 2019	2Q 2020	% Chg.
Revenue by segment
Crop protection	31,761,913	33,142,238	4%	(4,004,579)	(3,299,345)	27,757,334	29,842,893	8%
Seed and integrated products	12,956,881	13,902,612	7%	(1,011,722)	(1,140,526)	11,945,159	12,762,086	7%
Crop nutrition	17,740,448	15,949,438	(10%)	(3,554,121)	(1,512,574)	14,186,327	14,436,864	2%
Total revenue	62,459,242	62,994,288	1%	(8,570,422)	(5,952,446)	53,888,820	57,041,842	6%

Revenues as reported remained flat at $63.0 million in fiscal 2Q20, compared to $62.5 million during fiscal 2Q19, negatively impacted by IAS29 adjustment.

Comparable Revenues during the quarter increased 6% YoY, driven by growth in adjuvants, seed treatment packs and inoculants in Brazil, Uruguay and Paraguay, as well as sustained micro-beaded fertilizers sales growth. This was partially offset by weaker than anticipated seed treatment packs sales in Argentina, where macroeconomic and weather uncertainty faced by farmers at planting did not permit a full recovery of delayed fiscal 1Q20 pack sales.

  Crop Protection comparable revenues for the quarter increased 8% YoY, or $2.1 million, to $29.8 million, driven by adjuvants sales in Argentina and Brazil, as well as higher sales of seed treatment therapics, insecticides and fungicides. This growth was partially offset by lower baits sales in Argentina which are highly sensitive to climate conditions.
  Seed and Integrated Products comparable revenues for the quarter increased 7% YoY, or $0.8 million, to $12.8 million. Increased revenues seed treatment packs explain growth compared to the same quarter of the previous fiscal year. Additionally, the segment benefitted from a shift in product presentation, as Brazil and Paraguay partially replaced stand-alone inoculants doses previously accounted for in Crop Nutrition, with full seed treatment packs sales reported under Seed and Integrated Products. Seed treatment packs sales in Argentina though, were weaker than anticipated and not enough to fully recover delayed fiscal 1Q20 sales of summer crops.
  Crop Nutrition comparable revenues for the quarter were roughly flat YoY at $14.4 million. Growth in micro-beaded sales was offset by the decline in inoculants sales following the aforementioned shift from stand-alone inoculants to seed treatment packs in Brazil and Paraguay which redirected revenues from Crop Nutrition into Seed & Integrated Products.

Table 2: Fiscal 1H Revenues by Segment

(Figures in US dollars)	As Reported			IAS 29		Comparable
	1H 2019	1H 2020	% Chg.	1H 2019	1H 2020	1H 2019	1Q 2020	% Chg.
Revenue by segment
Crop protection	46,435,705	51,095,406	10%	(1,421,365)	(1,783,599)	45,014,340	49,311,807	10%
Seed and integrated products	19,494,529	19,432,060	(0%)	(531,096)	(937,472)	18,963,433	18,494,588	(2%)
Crop nutrition	26,141,232	28,718,480	10%	(874,994)	(232,937)	25,266,238	28,485,543	13%
Total revenue	92,071,466	99,245,946	8%	(2,827,454)	(2,954,008)	89,244,012	96,291,938	8%

Revenues as reported increased to $99.2 million in fiscal 1H20 from $92.1 million in fiscal 1H19.

Comparable Revenues during the six-month period increased 8% YoY, driven by growth in the Crop Protection and Crop Nutrition segments, slightly offset by a decrease in the Seed & Integrated Products segment.

  Crop Protection comparable revenues for the six-months delivered a 10% YoY growth, or $4.3 million, reaching $49.3 million, mainly explained by adjuvants growth in Brazil and Argentina during the first half of the fiscal year.
  Seed and Integrated Products comparable revenues for the six-month period decreased 2% YoY, or $0.5 million, to $18.5 million. This was due to an overall decline in seed treatment packs sales in Argentina as macroeconomic and weather uncertainty faced by farmers at planting affected decisions throughout the period. This was partially offset by higher seed revenues generated by growth in seed royalty payments during the fiscal first quarter, and higher seed treatment packs sales in Brazil and Paraguay.

  Crop Nutrition comparable revenues for the six-month period increased 13% YoY, or $3.2 million, to $28.5 million, mainly driven by growth in micro-beaded fertilizers in Argentina, Brazil and Paraguay. Inoculants growth was lower than micro-beaded fertilizers as Brazil and Paraguay replaced stand-alone inoculants with seed treatment packs reported under Seed and Integrated Products.

Gross Profit

Table 3: 2Q Gross Profit by Segment

(Figures in US dollars)	As Reported			IAS 29		Comparable
	2Q 2019	2Q 2020	% Chg.	2Q 2019	2Q 2020	2Q 2019	2Q 2020	% Chg.
Gross profit by segment
Crop protection	13,032,449	14,721,630	13%	314,570	(297,963)	13,347,019	14,423,667	8%
Seed and integrated products	8,861,698	9,269,809	5%	(3,055,185)	(679,247)	5,806,513	8,590,562	48%
Crop nutrition	7,411,426	6,040,121	(19%)	1,851,326	746,806	9,262,752	6,786,927	(27%)
Total Gross profit	29,305,573	30,031,560	2%	(889,288)	(230,404)	28,416,285	29,801,156	5%
% Gross profit	46.9%	47.7%	75 bps			52.7%	52.2%	(49 bps)

Reported Gross profit in fiscal 2Q20 was $30.0 million compared to $29.3 million in the same period of the prior year an increase of 2%.

Comparable gross profit for the quarter was $29.8 million compared to $28.4 million in the year-ago quarter an increase of 5%. Comparable gross margin for the period was 52.2%, 49 basis points lower than the same period of the prior year. Most of the Company’s revenues are pegged to the US dollar, while a significant portion of production costs are denominated in Argentine pesos. The net effect between the depreciation and inflation rate had a neutral impact YoY on quarterly margins. Gross profit & margins were driven by the following performance by business segment:

  Crop Protection comparable gross profit for the quarter was $14.4 million, up from to $13.3 million in fiscal 2Q19 and gross margin remained at 48% compared to the year ago quarter, reflecting a steady product mix within the segment.
  Seed and Integrated Products comparable gross profit was $8.6 million, compared to $5.8 million in the year-ago quarter following the aforementioned shift in inoculant sales into seed treatment packs sales in Brazil and Paraguay that redirected revenues from Crop Nutrition into Seed and Integrated Products. Gross margin was 67% up from 49% in the year-ago quarter, reflecting an increase of high margin seed packs in the mix.
  Crop Nutrition comparable gross profit was $6.8 million in fiscal 2Q20, compared to $9.3 million in the prior year quarter following lower inoculants sales shifted to seed treatment packs included in the Seed and Integrated Products segment. Gross margin was 47% compared to 65% in fiscal 2Q19, due to a higher share of lower margin micro-beaded fertilizers within the segment.

Table 4: 1H Gross Profit by Segment

(Figures in US dollars)	As Reported			IAS 29		Comparable
	1H 2019	1H 2020	% Chg.	1H 2019	1H 2020	1H 2019	1H 2020	% Chg.
Gross profit by segment
Crop protection	20,356,745	22,469,322	10%	1,400,748	(76,138)	21,757,493	22,393,184	3%
Seed and integrated products	13,209,310	12,174,337	(8%)	(2,343,245)	70,175	10,866,065	12,244,512	13%
Crop nutrition	10,852,732	11,294,485	4%	3,521,452	1,633,062	14,374,184	12,927,547	(10%)
Total Gross profit	44,418,787	45,938,144	3%	2,578,954	1,627,099	46,997,741	47,565,243	1%
% Gross profit	48.2%	46.3%	(196 bps)			52.7%	49.4%	(327 bps)

Reported Gross profit for the six-month period increased 3% to $45.9 million from to $44.4 million in fiscal 1H19.

Comparable gross profit for the six-month period was $47.6 million up from $47.0 million in the year-ago period. Comparable gross margin for the period was 49% vis a vis 53% in the prior year period reflecting FX and inflation dynamics in Argentina that affected production costs. The sharp depreciation of the currency that occurred in calendar 2018 (fiscal 1H19) had positively impacted results for the prior year’s period, but was not reflected in fiscal 1H20. Gross profit and margins were driven by the following factors in each business segment:

  Crop Protection comparable gross profit for the six-month period was $22.4 million up from $21.8 million in the year-ago period. Comparable gross margin for the six-months was 45%, 292 basis points lower than the prior year explained by the impact of the aforementioned FX and inflation dynamics on manufacturing costs translated into US dollars in Argentina.
  Seed and Integrated Products comparable gross profit was $12.2 million for the six-month period up from $10.9 million in the year-ago period, with gross margin up 900 basis points to 66% from 57% in fiscal 1H19. Gross margin improvement in fiscal 1H20 was lower than the quarter increase, as FX and inflation dynamics on manufacturing costs mitigated the benefit from higher seed treatment packs and seed royalties’ participation in the product mix.
  Crop Nutrition comparable gross profit was $12.9 million for the six-month period against $14.4 million in the year-ago period. Comparable gross margin for the period was 45% compared to 57% in the prior year period, reflecting higher participation of micro-beaded fertilizers in the product mix, as well as FX and inflation dynamics on manufacturing costs.

Selling, General and Administrative Expenses

SG&A in fiscal 2Q20 was $10.5 million, down from $10.7 million in the same period of the prior year, reflecting cost efficiencies.

SG&A for the six-month period was $19.2 million. Excluding a one-time expense of $1.1 million stock-based compensation and transaction expenses accrued in 1Q20, SG&A for fiscal 1H20 would have been $18.1 million compared to $16.8 million in the corresponding year-ago period. The increase for fiscal 1H20 is mainly explained by FX and inflation dynamics in Argentina, as most of the business support functions are headquartered in the country, and the corresponding costs denominated in local currency. The sharp depreciation of the Argentine peso that occurred in calendar 2018 had a positive impact in fiscal 1H19 results, while fiscal 1H20 did not get a similar benefit in terms of SG&A. Furthermore, higher commercial expenses related to business growth, partially offset by lower professional fees and outsourced services, also explain the increase for the six-month period.

Research & Development

R&D expenses include ongoing efforts to maintain and continuously upgrade the Company’s existing product portfolio. R&D expenses in fiscal 2Q20 increased YoY by $1.0 million and were $2.1 million in the six-month period.

Adjusted EBITDA & Adjusted EBITDA Margin

During fiscal 2Q20, the Company reported Adjusted EBITDA of $21.0 million, up from $20.3 million in fiscal 2Q19. Adjusted EBITDA margin was 33.5% compared to 32.5% in the prior year quarter an increase of 103 basis points.

Table 5: 2Q20 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in US dollars)	2Q 2019	2Q 2020	% Chg.
Loss for the year	11,165,810	12,649,826	13.3%
Income tax (benefit)/expense	7,021,142	3,443,508	(51.0%)
Finance results	823,618	3,471,629	321.5%
Depreciation of PP&E and intangibles assets	1,254,968	1,244,502	(0.8%)
Stock-based compensation charges	5,117	1,069,629	20802.8%
Transaction expenses	-	(783,296)	NA
Adjusted EBITDA	20,270,655	21,095,798	4.1%
Adjusted EBITDA Margin	32.5%	33.5%	103 bps

For the six-month period, Bioceres reported Adjusted EBITDA of $29.2 million, compared with $29.3 million in fiscal 1H19. Adjusted EBITDA margin was 29.5% compared to 31.8% in the prior year quarter. Growth in Brazil, Uruguay and Paraguay, coupled with ongoing ramp-up in the micro-beaded fertilizer business and SG&A cost efficiencies were offset by lower revenues in seed treatment packs in Argentina and FX versus inflation dynamics, resulting in a lower EBITDA margin for fiscal 1H20.

Table 6: 1H20 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in US dollars)	1H 2019	1H 2020	% Chg.
Loss for the year	7,566,553	4,672,081	(38.3%)
Income tax (benefit)/expense	5,050,749	1,204,655	(76.1%)
Finance results	14,559,272	19,868,676	36.5%
Depreciation of PP&E and intangibles assets	2,077,123	2,400,623	15.6%
Stock-based compensation charges	8,921	1,867,334	20831.9%
Transaction expenses	-	(783,296)	NA
Adjusted EBITDA	29,262,618	29,230,073	(0.1%)
Adjusted EBITDA Margin	31.8%	29.5%	(233 bps)

Financial Income and Loss

Table 7: 2Q20 Net finance result

(Figures in US dollars)	2Q 2019	2Q 2020	Chg.	% Chg.
Exchange differences	950,126	(4,551,732)	(5,501,858)	(579.1%)
Interest expenses	(7,134,751)	(6,352,266)	782,485	(11.0%)
Financial commissions	(762,094)	(530,457)	231,637	(30.4%)
Other finance result	544,062	4,132,604	3,588,542	659.6%
Net gain of inflation effect on monetary items	5,579,039	3,830,222	(1,748,817)	(31.3%)
Total net finance result	(823,618)	(3,471,629)	(2,648,011)	321.5%

Interest expense from financial debt obligations represents the main financial metric that management uses to assess cost of financing. Exchange rate differences, net gains or losses of the inflation effect on monetary items, and other financial results include items that are believed to have a limited impact on the underlying business as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

During fiscal 2Q20 the Company reported a total net financial loss of $3.5 million compared to a net financial loss of $0.8 million in fiscal 2Q19. Cash financial expenses represented by interest expenses and financial commissions decreased $1.0 million due to a more efficient debt structure. Total non-cash financial results decreased $3.7 million as a result of a negative variation of $5.5 million in exchange rate differences and a $1.7 million decrease from net gain of inflation effect on monetary items, which was partially offset by a positive variation in other financial results for a total of $3.6 million.

Table 8: 1H20 Net finance result

(Figures in US dollars)	1H 2019	1H 2020	Chg.	% Chg.
Exchange differences	(12,111,338)	(16,064,570)	(3,953,232)	32.6%
Interest expenses	(11,177,537)	(11,422,645)	(245,108)	2.2%
Financial commissions	(1,058,499)	(781,528)	276,971	(26.2%)
Other finance result	(77,700)	2,436,175	2,513,875	(3235.4%)
Net gain of inflation effect on monetary items	9,865,802	5,963,892	(3,901,910)	(39.5%)
Total net finance result	(14,559,272)	(19,868,676)	(5,309,404)	36.5%

For fiscal 1H20, the Company reported a net financial loss of $19.9 million compared to a net financial loss of $14.6 million in fiscal 1H19. Cash financial expenses decreased $0.03 million as a $0.3 million decline in financial commissions more than offset a $0.2 million increase in interest expenses. Total non-cash financial results decreased $5.3 million as a result of a negative variation of $4.0 million in exchange rate differences and $4.0 million decrease from net gain of inflation on monetary items, which was partially offset by a positive variation in other financial results for a total of $2.5 million.

Balance Sheet & Cash Flow

Table 9: Capitalization and Debt Ratio

(Figures in US dollars)	As of December 31,
	2018	2019
Total Debt [1]
- Short-Term Debt	93,518,145	66,982,391
- Long-Term Debt	18,026,397	40,082,075
Cash and Cash Equivalents	(4,251,154)	(10,568,858)
Restricted short-term deposit	(4,327,670)	(4,369,254)
Total Net Debt	102,965,718	92,126,354
Equity attributable to equity holders of the parent	24,830,569	46,741,879
Equity attributable to non-controlling interests	30,013,719	14,325,877
Capitalization	157,810,006	153,194,110
LTM Adjusted EBITDA	35,617,261	41,312,661
Net Debt /LTM Adjusted EBITDA	2.89x	2.23x
1- Excludes discounted checks.

Cash and cash equivalents on December 31, 2019 were $10.6 million. As of June 2019, cash and cash equivalents increased by $7.1 million, while the total debt balance decreased by $0.7 million to $92.1 million.

During fiscal 2Q20, the Company made capital expenditures of $0.4 million compared to $1.3 million in fiscal 2Q19. For fiscal 1H20, total capital expenditures amounted to $1.0 million. Bioceres has an asset base in place to support near and long-term growth. Therefore, funds invested in the first half of the year were primarily used for maintenance capex.

Net Debt to LTM Adjusted EBITDA improved to 2.23x in 2Q20 from 2.89x reported at the end of fiscal 2Q19 and from 2.24x at the close of fiscal 4Q19. Sequentially, the debt ratio increased from 2.14x at the end of fiscal 1Q20, reflecting higher debt levels in fiscal 2Q20 to finance working capital needs to support the high planting season in the southern cone.

SUBSEQUENT EVENTS

Rizobacter Subsidiary Enters Distribution Agreement with Brett Young

In January 2020 Bioceres’ subsidiary Rizobacter appointed Canadian seed company Brett Young as a distribution partner for its branded products in Western Canada and the U.S. Northern Plains. Through this agreement, Rizobacter’s biologicals, which incorporate novel technologies and offer significant improvements to on-seed life and liquid inoculant performance, will now be available to soybean and pulse growers for the first time in many of these geographies.

2Q20 EARNINGS CONFERENCE CALL

When:	February 11, 2020
Times:	8:00 a.m. Eastern time
Who:	Mr. Federico Trucco, Chief Executive Officer
Mr. Enrique Lecube, Chief Financial Officer
Mr. Maximo Goya, Investor Relations Leader
Dial-in:	1-844-839-9680 (U.S. domestic); 1-647-689-2346 (International)
Conference ID:	3459619
Webcast:	https://investors.biocerescrops.com/home/default.aspx

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income;
  Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
  Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;
  Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
  Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Comparable figures or Figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

-Tables to Follow-

Unaudited Consolidated Statement of Comprehensive Income
(Figures in US dollars)
	Three-month period ended	Three-month period ended	Six-month period ended	Six-month period ended
	12/31/2018	12/31/2019	12/31/2018	12/31/2019

Total revenue	62,459,242	62,994,288	92,071,466	99,245,946
Cost of sales	(33,153,669)	(32,962,728)	(47,652,679)	(53,307,802)
Gross profit	29,305,573	30,031,560	44,418,787	45,938,144
% Gross profit	47%	48%	48%	46%

Operating expenses	(10,627,267)	(11,421,021)	(17,756,244)	(21,309,671)
Share of profit (loss) of JV	732,437	1,240,958	812,593	1,298,505
Other income or expenses, net	(400,173)	(286,534)	(298,562)	(181,566)
Operating profit	19,010,570	19,564,963	27,176,574	25,745,412

Finance result	(823,618)	(3,471,629)	(14,559,272)	(19,868,676)
Loss before income tax	18,186,952	16,093,334	12,617,302	5,876,736

Income tax	(7,021,142)	(3,443,508)	(5,050,749)	(1,204,655)
Loss for the year	11,165,810	12,649,826	7,566,553	4,672,081

Other comprehensive loss	13,883,530	5,834,121	(2,511,723)	(7,566,525)
Total comprehensive loss	25,049,340	18,483,947	5,054,830	(2,894,444)

Profit / (loss) for the period attributable to:
Equity holders of the parent	6,847,451	11,314,881	4,229,006	4,264,504
Non-controlling interests	4,318,359	1,334,945	3,337,547	407,577
	11,165,810	12,649,826	7,566,553	4,672,081
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	16,505,763	16,286,073	2,258,578	(2,427,318)
Non-controlling interests	8,543,577	2,197,874	2,796,252	(467,126)
	25,049,340	18,483,947	5,054,830	(2,894,444)

Unaudited Consolidated Statement of Financial Position
(Figures in US dollars)
	12/31/2019	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	10,568,858	3,450,873
Other financial assets	5,018,453	4,683,508
Trade receivables	77,760,561	59,236,377
Other receivables	3,731,810	1,981,829
Income and minimum presumed income taxes recoverable	80,039	1,263,795
Inventories	31,907,682	27,592,582
Total current assets	129,067,403	98,208,964

NON-CURRENT ASSETS
Other financial assets	334,615	376,413
Other receivables	1,752,131	1,560,310
Income and minimum presumed income taxes recoverable	5,600	1,184
Deferred tax assets	1,987,574	3,743,709
Investments in joint ventures and associates	24,270,981	25,321,028
Property, plant and equipment	41,586,032	43,834,548
Intangible assets	35,298,224	39,616,426
Goodwill	26,468,268	29,804,715
Right-of-use leased asset	807,833	-
Total non-current assets	132,511,258	144,258,333
Total assets	261,578,661	242,467,297

LIABILITIES	12/31/2019	06/30/2019
CURRENT LIABILITIES
Trade and other payables	55,356,154	40,578,494
Borrowings	71,083,500	66,477,209
Employee benefits and social security	4,662,697	5,357,218
Deferred revenue and advances from customers	5,749,476	1,074,463
Income and minimum presumed income taxes payable	2,109,114	142,028
Government grants	1,495	2,110
Financed payment - Acquisition of business	-	2,826,611
Lease liability	657,633	-
Total current liabilities	139,620,069	116,458,133

NON-CURRENT LIABILITIES
Trade and other payables	452,654	452,654
Borrowings	40,082,075	37,079,521
Government grants	4,243	8,098
Due to joint ventures and associates	1,704,901	1,970,903
Deferred tax liabilities	16,328,476	21,101,871
Provisions	287,325	439,740
Warrants	1,302,524	2,861,511
Lease liability	528,179	-
Total non-current liabilities	60,890,836	63,914,298
Total liabilities	200,510,905	180,372,431

EQUITY
Equity attributable to owners of the parent	46,741,879	47,301,863
Non-controlling interests	14,325,877	14,793,003
Total equity	61,067,756	62,094,866

Total equity and liabilities	261,578,661	242,467,297

Contacts

Investor Relations
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: February 11, 2020